ALSTON&BIRD LLP

The Atlantic Building

950 F. Street, N.W.

Washington, DC 20004-2601

202-239-3300

Fax: 202-239-3333

www.alston.com

David J. Baum

Direct Dial: 202-239-3346

E-mail: david.baum@alston.com

March 20, 2012

VIA

EDGAR

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-2521

Re:

Northern Lights Fund Trust II (File Nos. 333-174926; 811-22549):  Post-Effective Amendment No. 50 to the Trust’s Registration Statement on Form N-1A – Innealta Capital Sector Rotation Fund and Innealta Capital Country Rotation Fund

Ladies and Gentlemen:

On behalf of Northern Lights Fund Trust II (the “Trust”), accompanying this letter for filing under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Rule 485(b)(iii) thereunder, is a copy of Post-Effective Amendment No. 50 to the Trust’s Registration Statement on Form N-1A (“Post-Effective Amendement No. 50”).  Post-Effective Amendment No. 50 is being filed for the purpose of delaying the effectiveness of Post-Effective Amendment No. 33 to the Trust’s Registration Statement relating to the Innealta Capital Sector Rotation Fund and Innealta Capital Country Rotation Fund, filed on January 20, 2012, until March 23, 2012.

Please call me at (202) 239-3346 if you have any questions or comments regarding this filing.

Sincerely,

/s/  David J. Baum

David J. Baum

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